Exhibit 99.1

REPORT OF MATERIAL EVENT (AS AMENDED)

Preliminary Note: This document reflects information added to or revised in the following sections under “II. MATTERS TO BE REPORTED” of the Report of Material Event initially submitted on July 28, 2014:

(a)	CLAUSE 1. BASIC MATTERS RELATING TO THE MERGER—3. Procedures Relating to the Merger—E. Current Ownership Status and Disposal Plan of Treasury Shares

(b)	CLAUSE 1. BASIC MATTERS RELATING TO THE MERGER—4. Progress and Schedule—B. Schedule

(c)	CLAUSE 2. SUMMARY OF THE MERGER COUNTERPARTY—1. Overview of the Entity—E. Executive Officers and Employees—(2) Employees

(d)	CLAUSE 2. SUMMARY OF THE MERGER COUNTERPARTY—2. Summary Financial Data for the Past Three Years and External Audits

(e)	CLAUSE 4. CALCULATION OF MERGER CONSIDERATION

(f)	CLAUSE 7. OTHER MATTERS RELATING TO PROTECTION OF INVESTORS—1. Risk Factors that May Impede the Consummation of the Merger and Related Countermeasures—B. Termination Provisions of the Merger Agreement

(g)	CLAUSE 8. OTHER INFORMATION NECESSARY FOR AN INVESTMENT DECISION—3. Pro Forma Statement of Financial Position After the Merger

I.	REASON FOR REPORT

Decision on the Merger (as defined below)

II.	MATTERS TO BE REPORTED

CLAUSE 1. BASIC MATTERS RELATING TO THE MERGER

1.	Purpose of the Merger

A.	Merging Parties and Background

(1)	Merging Parties

Surviving Entity after Merger	Company Name	Woori Bank
	Location	51, Sogong-ro, Jung-gu Seoul 100-792, Korea
	Representative Director	Soon-Woo Lee
	Entity Type	Unlisted Corporation

Non-Surviving Entity after Merger	Company Name	Woori Finance Holdings Co., Ltd.
	Location	20F, Woori Bank Headquarters 51, Sogong-ro, Jung-gu Seoul 100-792, Korea
	Representative Director	Soon-Woo Lee
	Entity Type	Listed Corporation

(2)	Background of the Merger

In accordance with the plan to privatize Woori Finance Holdings Co., Ltd. (the “Company”) announced by the Public Funds Oversight Committee in June 2013 (the “Privatization Plan”), the Company has completed the spin-off of Kyongnam Bank and Kwangju Bank (Step 1) and the sale of six other subsidiaries including Woori Investment & Securities Co., Ltd. (Step 2). The third and final step, the privatization of Woori Bank (the “Bank”), currently remains and will be pursued through an effective and expeditious process to maximize the return of public funds and successfully complete the Privatization Plan.

Three previous attempts to sell the Company, from 2010 to 2012, focused on a one-time disposal of the 30%+ controlling stake. The current Privatization Plan, however, seeks to cover other forms of investment demand, such as financial investors seeking financial profit, in addition to the desire to acquire a controlling interest.

Furthermore, the merger of the Company and the Bank as a part of the Privatization Plan will allow the sale to be of a bank instead of a financial holding company. This creates fewer restrictions on ownership and increases the scope of potential investors, thus improving the prospects of success of the Privatization Plan.

Accordingly, the Company and the Bank intend to engage in a merger in which the Bank will be the surviving entity (the “Merger”), in order to (i) enhance the value of the merged entity as a going-concern, (ii) avoid damaging the interests of interested parties such as investors, creditors and clients and (iii) comply with the three principles of the Privatization Plan – maximizing the return of public funds, expediting the privatization and advancing the financial industry.

The Merger is expected to contribute to the successful completion of the Privatization Plan by building on the momentum of the previously completed privatization steps, including the spin-off of Kyongnam Bank and Kwangju Bank (Step 1) and the sale of six other subsidiaries including Woori Investment & Securities Co., Ltd. (Step 2). In addition, it is anticipated that the Merger will allow the merged entity to adapt more quickly and flexibly to the evolving financial environment by enabling the Bank to continue its underlying business as the surviving entity, while also improving management efficiency on an enterprise-wide level, including in terms of personnel and organizational management and the decision-making process. Ultimately, the merged entity is expected to transform into an organization centered on profitability improvement and operations, thus enhancing its corporate value and maximizing the benefit to shareholders.

(3)	Applicability of Back Door Listing

Not applicable

B.	Main Impact and Effect on the Company’s Management, Finances and Business

(1)	Impact and Effect on the Company’s Management

As of the date of this Report, the largest shareholder of the Bank, the surviving entity after the Merger, is the Company, which owns 100% of the Bank’s equity, and the largest shareholder of the Company, the non-surviving entity after the Merger, is the Korea Deposit Insurance Corporation (the “KDIC”), which owns 56.97% of the Company’s equity.

After consummation of the Merger, the Bank will remain as the surviving entity, and the Company will cease to exist.

In the Merger, which is structured as a merger in which the parent company will be merged with and into its wholly-owned subsidiary, new shares of the Bank, the surviving entity, will be allotted and delivered to the Company’s shareholders: based on a 1:1.0000000 ratio (the “Merger Ratio”) (for a detailed explanation of the Merger Ratio, please see “Clause 4. Calculation of the Merger Consideration”).

Therefore, the KDIC, the largest shareholder of the Company, will retain its status as the largest shareholder of the Bank, the surviving entity, and is expected to sell all of its interest in the Bank in accordance with Step 3 of the Privatization Plan after the Merger.

(2)	Impact and Effect on the Company’s Finances and Business

As the Merger is between the parent company and its wholly-owned subsidiary, there will be no change in the merged entity on a consolidated basis, and accordingly the Merger is not expected to have an impact on the Company’s finances.

In addition, because the Bank, whose assets and business represent most of the assets and business of the Company, will be the surviving entity, there is minimal risk of an adverse effect on business operations. In addition, overhead expenses that were necessary due to the existence of a financial holding company are expected to be reduced.

(3)	Future Plans for Reorganization of Corporate Structure

Pursuant to the Merger, the Bank will conduct its operations in the banking business and manage non-banking business portfolios through five additional subsidiaries, Woori Card Co., Ltd., Woori Investment Bank, Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd. and Woori Finance Research Institute Co., Ltd. There are no other plans for a corporate reorganization and any future plans for a corporate reorganization will be publicly disclosed once they are finalized.

2.	Form of the Merger

A.	Method of the Merger

The Company will be merged with and into the Bank, and the Bank will be the surviving entity, while the Company will cease to exist.

B.	Applicability of Simplified Merger or Small-Scale Merger

The Merger does not fall under the definition of a “simplified merger” or a “small-scale merger” as set forth in Article 527-2 and Article 527-3 of the Korean Commercial Code (the “KCC”).

KOREAN COMMERCIAL CODE

Article 527-2 (Simplified Merger)

(1) Where one of the constituent companies of a merger survives, if there is consent of the total shareholders of the disappearing company in consequence of the merger or 90 percent or more of the total issued and outstanding shares in such company are held by the surviving company, approval from the general shareholders’ meeting of the disappearing company may be replaced by approval from the board of directors of such company.

(2) In cases falling under paragraph (1), a disappearing company in consequence of a merger shall give public notice or make notification to shareholders that the company shall be merged without approval from a general meeting of shareholders within two weeks of the preparation of a written agreement for such merger: Provided, That the same shall not apply where consent from all the shareholders has been obtained.

Article 527-3 (Small-Scale Merger)

(1) Where the total number of new shares issued by the surviving company of a merger does not exceed 10 percent of the total issued and outstanding shares of the company, approval from the general shareholders’ meeting of the company may be replaced by approval from the board of directors of such company: Provided, That where an amount payable to the shareholders of the disappearing company in consequence of the merger has been determined, if the amount exceeds five percent of the value of net assets existing on the final balance sheets of the surviving company, this shall not apply.

(2) In cases falling under paragraph (1), a written agreement for the merger of a surviving company shall provide that the merger shall be effected without approval from a general meeting of shareholders.

(3) In cases falling under paragraph (1), a surviving company shall give public notice or notification to shareholders on the trade name and seat of the principal office of the disappearing company, the date of the merger, and that the merger shall be effected without approval from a general meeting of shareholders within two weeks of the preparation of a written agreement for the merger.

(4) Where shareholders who own no less than 20 percent of the total issued and outstanding shares of a company which continues to exist after a merger give written notice to the company of their intent to dissent from the merger under paragraph (1) within two weeks of the receipt of the public notice or notification mentioned in paragraph (3), the merger shall not be effected under the main body of paragraph (1).

(5) The provisions of Article 522-3 shall not apply in cases falling under the main body of paragraph (1).

C.	Listing Plans of the Surviving Entity After the Merger

The surviving entity of the Merger, the Bank, is currently an unlisted corporation and plans to become newly listed after the Merger.

D.	Noteworthy Matters Relating to the Method of the Merger

(1)	For the Company to engage in the Merger, it must receive approval from the shareholders to enter into a merger agreement (the “Merger Agreement”). Notice of a meeting of the shareholders is expected to be sent to each shareholder in written form or, with the consent of each shareholder, as an electronic document, one week prior to the date of the meeting of the shareholders in accordance with Article 5(4) of the Act on the Structural Improvement of the Financial Industry. Prior to the dispatch of such notice, the intention to convene a meeting of the shareholders and the agenda items (i.e., approval of the Merger) is expected to be published in two or more daily newspapers. In addition, immediately after the shareholders’ meeting to approve the Merger, the resolved matters, the method of exercising appraisal rights, the means by which creditors may file objections, the submission of old share certificates, etc. are also expected to be published in two or more daily newspapers in accordance with Article 5 and Article 12 of the Act on the Structural Improvement of the Financial Industry.

(2)	As a result of the Merger, the Bank will acquire 596,690,380 registered common shares issued by the Bank which are currently owned by the Company. Such shares will be cancelled in accordance with capital reduction procedures, concurrently with the consummation of the Merger. In addition, the Bank will issue 676,278,371 registered common shares, par value Won 5,000, per share, and will allot to each registered common shareholder recorded in the Company’s shareholder register as of the date of the Merger one share of the Bank for each share of the Company owned by such shareholder.

3.	Procedures Relating to the Merger

A.	Allotment of New Shares

•	The Merger Ratio will be 1:1.0000000 (for a detailed explanation of the Merger Ratio, please see “Clause 4. Calculation of the Merger Consideration”), where the shareholders of the non-surviving entity, the Company, will be allotted one share of the Bank for each share of the Company they hold.

•	Persons Entitled to Receive Allotment: Shareholders of the Company registered in its shareholder register as of the date of the Merger

•	Allotment Date: November 1, 2014 (i.e., the date of the Merger)

•	Commencement Date for Calculation of Dividends for New Shares: January 1, 2014

B.	Payment of Additional Consideration

•	There will be no additional consideration paid as a result of the Merger.

C.	Compensation for Specific Shareholders

•	There will be no compensation for specific shareholders relating to the Merger.

D.	Costs Relating to the Merger

•	Taxes relating to the Merger will be borne by the party on which such taxes are levied, and legal and accounting costs, costs relating to the dissolution of the Company and all other costs relating to the Merger will be borne as agreed upon between the Company and the Bank.

E.	Current Ownership Status and Disposal Plan of Treasury Shares

•	As of the date of this Report, the non-surviving entity, the Company, owns 29,157 common shares as treasury shares, and new shares issued by the surviving entity will be allotted and delivered with respect to treasury shares owned by the Company as of the date of the Merger (including any shares acquired by the Company prior to the Merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the Merger) in accordance with the Merger Ratio.

While there are no specific provisions under relevant laws and regulations or specific court decisions regarding whether new shares of the surviving merged entity can be allotted with respect to the treasury shares owned by the non-surviving entity (including any shares acquired by the non-surviving entity prior to the merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the merger) in the merger process, there are contending academic theories in favor of and against such practice.

On the one hand, those taking the position against the allotment of new shares with respect to the treasury shares owned by the non-surviving entity argue that such allotment is unnecessary, as such new shares would eventually become treasury shares of the surviving entity after the merger becomes effective, and the surviving entity would be required to dispose of such treasury shares within a certain timeframe, rendering the complicated procedures of such allotment meaningless, as there would be no effective difference between allotting and not allotting such new shares. In addition, such position is further supported by the fact that there will be no entity to which such new shares can be allotted to, as the non-surviving entity will cease to exist after the merger.

On the other hand, those taking the position in favor of the allotment of new shares with respect to the treasury shares owned by the non-surviving entity in a merger (i.e., the Company in the case of the Merger) argue that (i) there are no legal grounds to prohibit the allotment of such new shares due to the absence of specific regulations restricting such practice, (ii) it is difficult to conclude that the procedures of the allotment are meaningless, as the legal effect of disposing of treasury shares obtained after a merger is different from that of not being allotted any new shares to begin with, and (iii) as the new shares allotted with respect to the treasury shares owned by the non-surviving entity will become treasury shares of the surviving entity after the merger, cash flows may result from the process of disposing of such treasury shares after the merger (especially if the surviving entity is expected to newly list its shares as in the case of the Merger). There have also been several instances where, in accordance with this view, new shares were allotted with respect to the treasury shares owned by a non-surviving entity and/or treasury shares acquired as a result of the exercise of appraisal rights by shareholders dissenting from the merger.

Based on the views in favor of the allotment of new shares with respect to the treasury shares owned by the non-surviving entity and the instances where new shares were allotted with respect to the treasury shares owned by the non-surviving entity, new shares issued by the Bank will be allotted and delivered in accordance with the Merger Ratio with respect to treasury shares owned by the Company as of the date of the Merger (including any shares acquired by the Company prior to the Merger as a result of the exercise of appraisal rights by dissenting shareholders with respect to the Merger). Please note, however, that there is no guarantee that a court will not reach a different conclusion in the future with respect to this issue.

F.	Transfer of Employment Agreements

•	The surviving entity, the Bank, will succeed to all employment and legal relationships (including employment rules, employment agreements and severance pay obligations) relating to the employees employed by the non-surviving entity, the Company, as of the date of the Merger.

G.	Losses of Holders of Class Shares

•	Not applicable

H.	Procedures for Creditor Protection

•	Pursuant to Article 5(3) of the Act on the Structural Improvement of the Financial Industry and Article 232(2) and Article 527-5 of the KCC, a creditor who fails to file an objection within the objection period will be deemed to have approved of the merger, and the surviving entity will succeed to all the rights and legal obligations of the non-surviving entity with respect to such creditor.

•	Any creditor filing an objection pursuant to Article 232(3) of the KCC must be repaid or provided with an equivalent amount of security or a trust company must be entrusted with assets of an equivalent value for the purpose of repaying such creditor.

•	Any objection filed by a bondholder pursuant to Article 439(3) and Article 530(2) of the KCC must be subject to a resolution passed at a meeting of the bondholders, and in such case, a court may extend the period to file objections for such bondholders upon the request of any interested party.

4.	Progress and Schedule

A.	Progress

•	July 1, 2014 ~ July 28, 2014: Appraisal by the external appraisal organization (Samil PricewaterhouseCoopers)

•	July 28, 2014: Resolution of the boards of directors regarding the Merger

•	July 28, 2014: Execution of the Merger Agreement

B.	Schedule

Event		Bank (Surviving Entity)	Company (Non-Surviving Entity)
Resolution of the board of directors for decision on the Merger and new listing		July 28, 2014	July 28, 2014
Date of the Merger Agreement		July 28, 2014	July 28, 2014
Resolution of the board of directors (relating to convening of extraordinary shareholders’ meeting for Merger resolution)		August 25, 2014	August 25, 2014
Public announcement of record date and closure of the shareholder register		-	September 5, 2014
Record date		-	September 15, 2014
Closure of the shareholder register	Start date	-	September 16, 2014
	End date	-	September 18, 2014
Public announcement of convening the shareholders’ meeting		September 29, 2014	September 29, 2014
Dispatch of notice of convening the shareholders’ meeting		September 30, 2014	September 30, 2014
Merger dissent filing period	Start date	-	September 29, 2014
	End date	-	October 9, 2014
Shareholders’ meeting to approve the Merger Agreement		October 10, 2014	October 10, 2014
Appraisal right exercise period	Start date	-	October 11, 2014
	End date	-	October 21, 2014
Period for submission of old share certificates	Start date	October 11, 2014	October 11, 2014
	End date	October 31, 2014	October 31, 2014
Creditor objection period	Start date	October 11, 2014	October 11, 2014
	End date	October 21, 2014	October 21, 2014
Date of the Merger		November 1, 2014	November 1, 2014
Resolution of the board of directors for report on completion of the Merger in lieu of a shareholders’ meeting [2]		November 3, 2014	-
Public announcement of completion of the Merger		November 3, 2014	-
Registration of Merger (registration of dissolution) (tentative)		November 3, 2014	November 3, 2014
Delivery of share certificates (tentative)		November 18, 2014	-
Date of new listing of shares (tentative)		November 19, 2014	-

1.	The schedule above is the expected schedule as of the date of this Report and is subject to adjustment based on consultation with or approval of relevant governmental authorities.
2.	The shareholders’ meeting for the report on completion of the Merger in accordance with Article 526 of the KCC and the related report on matters regarding the Merger will be replaced with a meeting of the board of directors and public notice on the internet website.
3.	The schedule above is the merger schedule in accordance with the Act on the Structural Improvement of the Financial Industry, and certain dates are accelerated compared to the general merger schedule in accordance with the KCC. The table below shows the key differences between the Act on the Structural Improvement of the Financial Industry and the KCC as applied to the merger schedule.

Item	KCC	Act on the Structural Improvement of the Financial Industry

Procedures for Protection of Creditors

[Article 527-5(1)]

Within two weeks of the adoption of a resolution for approval at a general meeting of shareholders, a company shall give its creditors public notice that objection, if any, against the merger should be raised within a period of no less than one month and shall give peremptory notice to respective creditors known to the company.

[Article 5(3)]

A financial institution may publish its request to creditors to raise an objection to such merger resolution, setting a period of not less than ten days in two or more daily newspapers, and in such cases peremptory notices to individual creditors may be omitted.

Notice and Period of Public Announcement of Convening Shareholders’ Meeting

[Article 363(1)]

When a company convenes a general meeting of shareholders, it shall give written notice, or notice in electronic form to each shareholder after obtaining the consent of each shareholder, at least two weeks prior to the date set for such general meeting.

[Article 5(4)]

When a financial institution convenes a general meeting of shareholders for a resolution of merger, it may send a notice in writing to each shareholder seven days prior to the date of such general meeting of shareholders. In such cases, it shall give public notice of its intent to convene a general meeting of shareholders and the objectives of the meeting in two or more daily newspapers prior to the date of sending a written notice.

Closure of Shareholder Register and Record Date	[Article 354(4)] If a company has determined the period for closure of the register of shareholders or the record date, it shall give public notice two weeks prior to such period or date.

[Article 5(6)]

If a financial institution closes its shareholder register or sets the record date for a resolution of merger, it may give public notice seven days prior to the closing date or the record date. In such cases, it shall give public notice in two or more daily newspapers.

Period for Submission of Old Share Certificates in Case of Share Consolidation for Merger

[Article 530(3) and Article 440]

If shares are to be consolidated, a company shall determine a period of not less than one month and shall give public notice that share certificates must be submitted to the company within such period and shall separately give notice to each shareholder and the pledgees recorded in the register of shareholders.

[Article 5(7) and Article 12(6)]

A dissolving financial institution in a merger shall determine a period of not less than five days and announce that stock certificates should be submitted during such period. In such cases, individual notices to shareholders may be replaced by public notice in two or more daily newspapers.

Appraisal Rights of Shareholders Dissenting from Merger

[Article 522-3(1)]

A shareholder dissenting from a merger resolution adopted by a general meeting of shareholders may demand in writing the purchase of shares, with the class and number of such shares specified, within twenty days after the general meeting adopts such resolution.

[Article 5(8) and Article 12(7)]

A shareholder dissenting from a merger resolution adopted by a general meeting of shareholders may demand in writing the purchase of shares, with the class and number of such shares specified, within ten days after the public notice of such resolution in daily newspapers.

C.	Submission of Securities Registration Statement

Submission/Exemption	Applicability
Submission of securities registration statement	Yes
Grounds, if exempt from such submission	-

5.	Conditions to the Merger

A.	Termination Provisions of the Merger Agreement

(1)	The parties may terminate the Merger Agreement by written agreement at any time before the date of the Merger.

(2)	Upon the occurrence of any of the following events before the date of the Merger, a party may immediately terminate the Merger Agreement by written notice to the other party:

1)	If, during the period from the date of the Merger Agreement to the date of the Merger, a material adverse change or unforeseeable material defect in the assets, liabilities or management condition of the Bank or the Company as a result of an act of God or other cause has occurred;

2)	If the other party has defaulted on or breached the Merger Agreement and has failed to cure such default or breach within 15 days after receipt of the non-defaulting party’s notice requesting such default or breach to be cured;

3)	If, due to the exercise of appraisal rights by shareholders of the Company dissenting to the Merger, the Company is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of the Company;

4)	If the preliminary examination approval for listing on the Korea Exchange after the Merger has not been obtained by the date of the Merger;

5)	If it is evident that the merger approval of the Financial Services Commission under the Act on the Structural Improvement of the Financial Industry (the “Merger Approval”) would not be obtained within six months after the date of the Merger Agreement, including where a Merger Approval has not been obtained prior to the date of the Merger despite such Merger Approval having been applied for; and

6)	If it becomes impossible to accomplish the Merger due to a change in the relevant laws, etc.

B.	Effectiveness of the Merger Agreement

The Merger Agreement shall become effective when executed by both the Bank and the Company but shall cease to be effective if approval of the Merger is not obtained at the general meeting of shareholders of the Bank or the Company by the day immediately before the date of the Merger (or, if the date of the Merger is changed, the day immediately before such changed date).

CLAUSE 2. SUMMARY OF THE MERGER COUNTERPARTY

1.	Overview of the Entity

A.	Legal and Business Name of the Entity

•	Woori Bank

B.	Date of Establishment: January 30, 1899

C.	Regulatory Framework for the Operation of the Entity’s Business

•	The Banking Act and related regulations

•	The Financial Holding Companies Act and related regulations

•	The Foreign Exchange Transactions Act and related regulations

•	The Depositor Protection Act and related regulations

•	The Act on the Structural Improvement of the Financial Industry and related regulations

•	The Financial Investment Services and Capital Markets Act (the “FISCMA”) and related regulations

D.	Main Business Operations

(1)	Main Business Operations

•	Woori Bank is engaged in the business of banking and other ancillary businesses.

(2)	New Lines of Business Planned

•	Not applicable

E.	Executive Officers and Employees

(1)	Executive Officers

(As of the date of this Report)

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

Soon-Woo Lee	Male	1950.12	President	Yes	Yes	Administration	(Education) 1969. Daegu High School 1977. Sungkyunkwan University, Dept of Law (Work Experience) 2004. Business Support Business Unit, Head 2004. Consumer Banking Business Unit, Head 2007. Consumer Banking I Business Unit, Head 2008. Consumer Banking Business Unit, Head 2008. Deputy President 2011. President	-	-	2013.6.5 -Present	2014.12.30

Dong-Gun Lee	Male	1958.01	Senior Vice President	Yes	Yes	Business Administration	(Education) 1976. Kyeongbuk High School 1980. Yeungnam University, Economics Dept 2010. Yonsei University, Financial Engineering, Masters (Work Experience) 2007. International Trade Business Division, General Manager 2009. Garak Branch General Manager 2009. Gangnam Jungang Banking Center, Head 2011. Operations & Support Business Unit, Executive Vice President 2011. Business Support, Vice President 2012. Credit Support Unit, Executive Vice President	-	-	2014.3.20 -Present	2014.12.30

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

							(Education) 1975. Jeonju High School 1980. Yonsei University, Economics Dept 1997. Syracuse University, Public Administration Dept, Masters
Yong-Woo Kim	Male	1956.11	Standing Member of Audit Committee	Yes	Yes	Audit	(Work Experience) 2007. The Board of Audit & Inspection of Korea, Director of Construction Logistics Audits 2009. The Board of Audit & Inspection of Korea, Director of Social Welfare Audits 2010. The Board of Audit & Inspection of Korea, Audit & Research Institute, Director 2011. The Board of Audit & Inspection of Korea, Deputy Secretary-General	-	-	2011.3.24 -Present	2014.12.30

							(Education) 1975. Kyeongbuk High School 1979. Sungkyunkwan University, Economics Dept 1981. Seoul National University, Economics Dept, Masters (Work Experience)
Sang-Keun Oh*	Male	1956.04	Outside Director	Yes	No	Outside Director	1985. Donga University, Economics Dept, Assistant Professor 1993. Donga University, Economics Dept, Associate Professor 1998. Donga University, Economics Dept, Professor (Present)	-	-	2014.3.20 -Present	-

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

							(Education) 1979. Cheonggu High School 1984. Yonsei University, Economics Dept 1986. Yonsei University, Economics Dept, Masters
Kang-Shik Choi*	Male	1960.08	Outside Director	Yes	No	Outside Director	(Work Experience) 1994. Korea Institute for Industrial Economics and Trade, Senior Research Engineer 1995. Korea Labor Institute, Trend Analysis Dept, Head 2006. Yonsei University, College of Business and Economics, Economics Dept, Professor (Present) (Education) 1982. Osan High School 1986. Seoul National University, Dept of Economics 1988. Seoul National University, Public Administration Dept, Masters	-	-	2014.3.20 -Present	-
Seong-Yeal Lim	Male	1963.05	Outside Director	Yes	No	Outside Director	(Work Experience) 2008. Korea Deposit Insurance Corporation, Fund Management, Head 2013. Korea Deposit Insurance Corporation, Risk Management, General Manager 2013. Korea Deposit Insurance Corporation, Policy Coordination Division, General Manager	-	-	2013.6.5 -Present	2015.6.5

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

Min Chang*	Male	1965.01	Outside Director	Yes	No	Outside Director	(Education) 1983. Kyeongbuk High School 1988. Seoul National University, Economics Dept 1997. Michigan State University, Economics Ph.D (Work Experience) 2007. Bank of Korea, Policy Planning Bureau, Policy Coordinate Division, Deputy Head 2011. Financial Services Commission, Chairperson Advisor 2013. Korea Institute of Finance, Research and Coordination, Director	-	-	2013.3.21 -Present	-

Kwang-Goo Lee	Male	1957.07	Executive Vice President	No	Yes	Consumer Banking	(Education) 1976. Cheonan High School 1980. Sogang University, Economics Dept (Work Experience) 2003. Hong Kong Branch General Manager 2004. Consumer Marketing Dept, General Manager 2007. Card Strategy Dept, General Manager 2007. Hong Kong Woori Investment Bank, President 2008. Consumer Business Strategy Dept, General Manager 2009. Gwangjin-Seongdong Sales Center, Head	-	-	2011.12.11 -Present	2014.12.8

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

Tae-Yong Park	Male	1958.12	Executive Vice President	No	Yes	Global Business	(Education) 1977. Dongsung High School 1982. Sungkyunkwan University, Economics Dept (Work Experience) 2004. HR Development Dept, General Manager 2007. Seosomun Branch General Manager 2009. Gangnam Kyobo Tower Branch General Manager 2010. Seoul City Hall Sales Center, Head 2011. International Trade Business Division, Managing Director	-	-	2012.12.10 -Present	2014.12.8

Ki-Hyung Kwon	Male	1958.09	Executive Vice President	No	Yes	Institutional Banking	(Education) 1978. Keisung High School 1986. Yonsei University, Public Administration Dept (Work Experience) 2004. Bundang Branch General Manager 2006. Dogok Suite Branch General Manager 2007. Sales Support Dept, General Manager 2009. Audit Dept, Senior Manager 2011. Head Office Corporate Banking Center, Head 2012. IB Division, Managing Director 2013. Financial Markets Business Unit, Head	-	-	2013.4.1 -Present	2014.12.9

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

Yong-Kwon Lee	Male	1956.08	Executive Vice President	No	Yes	SME Corporate Banking	(Education) 1975. Gwangju Commercial High School (Work Experience) 2003. Honam Corporate Banking Center, General Manager 2005. Sangmu Branch General Manager 2007. Hanam Industrial Complex Branch General Manager 2008. Honam Sales Center, Head 2011. Housing Finance Division, Managing Director	-	-	2013.6.14 -Present	2014.12.8

Ku-Hyun Yu	Male	1957.12	Executive Vice President	No	Yes	Real Estate Finance	(Education) 1976. Daegu High School 1980. KeiMyung University, Economics Dept (Work Experience) 2004. Samsung Corporate Banking Center, General Manager 2007. Institutional Sales Dept, General Manager 2007. Head Office Corporate Banking Center, General Manager 2009. Susongdong Branch General Manager 2011. Daegu Kyungbuk Sales Center, Head 2012. Marketing Support Division, Managing Director	-	-	2013.6.14 -Present	2014.12.9

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

Ki-Myoung Nam	Male	1958.12	Executive Vice President	No	Yes	Finance & Management Planning	(Education) 1977. Yeoido High School 1982. Seoul National University, Economics Dept 2002. University of Michigan MBA (Work Experience) 2005. HR Strategy Dept, General Manager 2007. Investment Banking Dept, General Manager 2007. Yeouido Corporate Banking Center, General Manager 2008. Dispatch to Holding Company 2008. Apkujung Station Branch General Manager 2009. Sales Support Dept, General Manager 2010. Gangdong Sungnam Sales Center, Head 2012. International Trade Business Division, Managing Director	-	-	2013.6.14 -Present	2014.12.9

Ki-Hwa Jung	Male	1959.11	Executive Vice President	No	Yes	HR	(Education) 1978. Seonggwang High School 1986. Korea University, Public Administration Dept (Work Experience) 2004. Acrovista Branch General Manager 2007. Strategy & Control Tower Dept, General Manager 2008. HR Development Dept, General Manager 2009. Dispatch to Holding Company 2011. Gwanak-Donjak Sales Center, Head 2012. Operation & Support Division, Managing Director	-	-	2013.9.4 -Present	2014.12.9

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

Won-Jai Jeong	Male	1959.08	Executive Vice President	No	Yes	Corporate Banking	(Education) 1977. Cheonan Commercial High School (Work Experience) 2003. West Cheonan Branch General Manager 2006. Daejeon Branch General Manager 2008. Samsung-dong Branch General Manager 2010. Yeoksam Station Branch General Manager 2011. Chungcheong Sales Center, Head 2013. Marketing Support Division, Managing Director	-	-	2013.09.04 -Present	2015.6.13

Ki-Seok Park	Male	1959.10	Executive Vice President	No	Yes	Risk Management	(Education) 1978. Hansung High School 1982. Chung Ang University, Agricultural Economy Dept (Work Experience) 2004. Channel Planning Dept, General Manager 2007. Songpa Branch General Manager 2009. Jongno 4-ga Branch General Manager 2011. Gyeonggi Bukbu Sales Center, Head 2013. Gangnam 1 Sales Center, Head 2013. Smart Banking Business Division, Managing Director	-	-	2014.3.20 -Present	2015.12.8

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

Woo Seok Chai	Male	1958.01	Executive Vice President	No	Yes	Credit Support	(Education) 1975. Namsung High School 1983. Sogang University, Economics Dept (Work Experience) 2006. Card R&D Dept, General Manager 2008. Gongdeok-dong Branch General Manager 2008. Investment Banking Dept, General Manager 2011. Investment Banking Dept, Senior General Manager 2012. Audit Dept, Senior General Manager 2013. Corporate Restructuring Division, Managing Director	-	-	2014.3.20 -Present	2015.09.3
*	End of Term: Date of the 2015 general meeting of shareholders

(2)	Employees

(As of June 30, 2014)

Business	Gender	Number of Employees				Average Years of Continuous Service	Total Amount of Annual Salary (millions of Won)	Average Annual Wage per Person (millions of Won)	Remarks
		Permanent	Contract	Others	Total
Bank	Male	7,810	197	—	8,007	19.1	362,730	45	—
Bank	Female	7,119	97	—	7,216	12.2	207,536	29	—

Total		14,929	294	—	15,223	15.8	570,266	37	—

1.	Average years of continuous service excludes contract employees and employees hired overseas
2.	Excludes wages of management (sales senior general managers and above) and overseas wages
3.	Based on employees as of June 30, 2014

F.	Largest Shareholder and Its Specially Related Persons

(As of the date of this Report)	(Unit: Shares, %)

Name	Relation	Type of Stock	Number of Shares	Percentage of Shareholding	Remarks
Woori Finance Holdings Co., Ltd.	Largest Shareholder	Common Stock	596,690,380	100.00	—

2.	Summary Financial Data for the Past Three Years and External Audits

A.	Summary Financial Data of the Bank for the Past Three Years

(1)	Summary Consolidated Financial Data

(i)	Summary Consolidated Statements of Financial Position

(Unit: KRW1,000,000)

Classification	H1 2014	2013	2012	2011
ASSETS
Cash and cash equivalents	5,056,584	5,472,425	4,593,736	5,390,108
Financial assets at fair value through profit or loss	4,665,323	4,398,132	10,989,236	12,498,726
Available-for-sale financial assets	16,696,957	16,897,731	14,488,547	14,682,791
Held-to-maturity financial assets	13,302,549	12,038,820	14,341,506	15,400,425
Loans and receivables	208,570,865	207,360,680	200,208,325	192,048,328
Investments in joint ventures and associates	613,998	546,188	550,332	376,337
Investment properties	360,920	333,834	346,182	349,459
Premises and equipment	2,342,308	2,369,213	2,385,680	2,345,960
Intangible assets and goodwill	71,262	76,016	108,920	147,387
Other assets	157,311	161,258	178,592	225,532
Current tax assets	1,670	136,713	2,354	3,082
Deferred tax assets	147,773	61,764	82,580	8,927
Derivative assets	151,163	131,410	269,414	326,413
Disposal group held for sale	1,104	587	1,239	2,258

Total assets	252,139,787	249,984,771	248,546,643	243,805,733

LIABILITIES
Financial liabilities at fair value through profit or loss	2,676,267	2,631,037	3,468,696	3,509,566

Classification	H1 2014	2013	2012	2011
Deposits due to customers	181,033,198	175,209,309	169,216,255	165,453,124
Borrowings	15,326,563	17,264,362	17,446,930	19,175,674
Debentures	17,217,192	16,088,973	17,841,978	19,811,813
Provisions	460,352	618,225	579,441	585,384
Net defined benefit liability	57,510	39,370	65,937	22,227
Current tax liabilities	185,714	8,889	136,517	206,366
Other financial liabilities	16,799,499	19,401,628	20,771,744	16,281,271
Other liabilities	294,855	322,932	383,678	444,551
Deferred tax liabilities	607	45,274	16,699	135,441
Derivative liabilities	—	4,441	23,827	25,582

Total liabilities	234,051,757	231,634,440	229,951,702	225,650,999

EQUITY
Owners’ equity:	18,080,992	18,343,598	18,587,330	18,146,792
Capital stock	2,983,452	2,983,452	3,829,783	3,829,783
Hybrid securities	1,880,798	2,380,797	1,681,807	1,681,807
Capital surplus	734,671	734,671	812,016	812,016
Other equity	(52,797)	5,483	68,570	524,202
Retained earnings	12,534,868	12,239,195	12,195,154	11,298,984
Non-controlling interests	7,038	6,733	7,611	7,942

Total equity	18,088,030	18,350,331	18,594,941	18,154,734

Total liabilities and equity	252,139,787	249,984,771	248,546,643	243,805,733

Number of Consolidated Subsidiaries*	71	65	64	51
*	Figures do not include the Bank

(ii)	Summary Consolidated Statements of Comprehensive Income

(Unit: KRW1,000,000)

Classification	H1 2014	H1 2013	2013	2012	2011
Operating income	720,285	409,681	464,432	1,451,452	2,593,188
Net interest income	2,148,011	2,200,013	4,419,877	4,774,419	5,728,211
Net fees and commissions income	416,566	396,337	813,165	837,119	507,991
Dividend income	71,730	43,427	79,904	91,513	123,150
Net gain (loss) on financial instruments at fair value through profit or loss	5,934	124,982	122,179	(360,939)	106,682

Classification	H1 2014	H1 2013	2013	2012	2011
Net gain (loss) on available-for-sale financial assets	(37,193)	8,709	(80,165)	548,674	1,016,746
Impairment losses due to credit loss	(254,780)	(901,583)	(2,079,608)	(1,649,251)	(1,816,603)
General administrative expenses	(1,348,668)	(1,322,893)	(2,679,026)	(2,590,787)	(2,549,360)
Other net operating expenses	(281,315)	(139,311)	(131,894)	(199,296)	(523,629)
Non-operating income	(32,067)	24,982	53,396	53,122	65,983
Net income before income tax expense	688,218	434,663	517,828	1,504,574	2,659,171
Income tax expense	161,488	77,523	(81,030)	(260,713)	(589,800)
Net income from continuing operations	526,730	357,140	436,798	1,243,861	2,069,371
Net income (loss) from discontinued operations	—	29,476	29,476	253,056	—
Net income (loss)	526,730	386,616	466,274	1,496,917	2,069,371
Net income (loss) attributable to owners	526,258	386,068	465,266	1,496,246	2,068,544
Income from continuing operations	526,258	356,592	435,790	1,243,190	—
Income (loss) from discontinued operations	—	29,476	29,476	253,056	—
Net income (loss) attributable to non-controlling interests	472	548	1,008	671	827
Income from continuing operations	472	548	1,008	671	—
Income (loss) from discontinued operations	—	—	—	—	—
Other comprehensive loss, net of tax	(58,344)	25,630	(64,973)	(456,636)	(399,838)
Items that will not be reclassified to profit or loss	(27,676)	6,752	6,877	(48,826)	—
Items that may be reclassified to profit or loss	(30,668)	18,878	(71,850)	(407,810)	(399,838)

Total comprehensive income (loss)	468,386	412,246	401,301	1,040,281	1,669,533

Comprehensive income (loss) attributable to owners	468,082	411,332	402,180	1,040,613	1,668,675
Comprehensive income (loss) attributable to non-controlling interests	304	914	(879)	(332)	858
Earnings per share
1. earnings (losses) from continuing and discontinued operations per share
Basic	770	512	539	1,895	2,687
Diluted	770	471	516	1,795	2,514
2. earnings (losses) from continuing operations per share
Basic	770	465	490	1,532
Diluted	770	428	470	1,465

(2)	Summary Separate Financial Data

(i)	Summary Separate Statements of Financial Position

(Unit: KRW1,000,000)

Classification	H1 2014	2013	2012	2011
ASSETS
Cash and cash equivalents	4,310,099	4,694,201	4,135,353	5,339,419
Financial assets at fair value through profit or loss	3,446,905	3,353,936	9,920,630	11,369,904
Available-for-sale financial assets	15,843,744	16,499,175	14,003,535	14,166,153
Held-to-maturity financial assets	13,281,854	12,016,870	14,306,766	15,299,225
Loans and receivables	202,802,817	201,836,689	195,075,985	186,797,530
Investments in joint ventures and associates	2,171,086	2,109,453	1,938,813	1,686,365
Investment properties	360,780	333,693	340,825	344,325
Premises and equipment	2,328,522	2,353,831	2,368,086	2,326,923
Intangible assets and goodwill	65,690	69,994	102,119	140,816
Other assets	151,042	151,636	163,388	192,207
Current tax assets	—	134,691	—	—
Deferred tax assets	90,388	—	43,599	—
Derivative assets	151,163	131,410	267,470	326,414
Disposal group held for sale	1,104	587	1,239	2,258

Total assets	245,005,194	243,686,166	242,667,808	237,991,539

LIABILITIES
Financial liabilities at fair value through profit or loss	2,671,351	2,630,421	3,468,445	3,501,355
Deposits due to customers	175,666,909	169,870,194	164,468,304	160,539,081
Borrowings	14,296,309	16,711,669	16,807,711	18,502,414

Classification	H1 2014	2013	2012	2011
Debentures	17,164,186	16,035,967	17,778,172	19,711,307
Provisions	482,235	641,459	605,152	606,484
Net defined benefit liability	54,591	36,577	63,124	19,711
Current tax liabilities	183,482	8,552	135,953	205,807
Other financial liabilities	16,248,003	19,162,494	20,464,031	16,229,074
Other liabilities	276,460	297,895	367,370	420,914
Deferred tax liabilities	—	35,108	—	124,199
Derivative liabilities	—	1,785	15,498	12,885

Total liabilities	227,043,526	225,432,121	224,173,760	219,873,231

EQUITY
Capital stock	2,983,452	2,983,452	3,829,783	3,829,783
Hybrid securities	1,880,798	2,380,797	1,681,807	1,681,807
Capital surplus	732,538	732,538	809,883	811,551
Other equity	79,629	143,825	132,250	548,719
Retained earnings	12,285,251	12,013,433	12,040,325	11,246,448

Total equity	17,961,668	18,254,045	18,494,048	18,118,308

Total liabilities and equity	245,005,194	243,686,166	242,667,808	237,991,539

(ii)	Summary Separate Statements of Comprehensive Income

(Unit: KRW1,000,000)

Classification	H1 2014	H1 2013	2013	2012	2011
Operating income	682,150	361,624	344,923	1,362,258	2,501,333
Net interest income	2,037,101	2,083,581	4,190,476	4,536,897	5,543,030
Net fees and commissions income	404,263	386,286	789,881	831,120	485,163
Dividend income	118,047	56,848	83,202	144,868	112,218
Net gain (loss) on financial instruments at fair value through profit or loss	(388)	136,520	148,476	(355,341)	108,102
Net gain (loss) on available-for-sale financial assets	(38,095)	3,652	(61,525)	558,441	1,038,765
Impairment losses due to credit loss	(266,320)	(892,082)	(2,084,365)	(1,677,031)	(1,800,251)
General administrative expenses	(1,288,338)	(1,260,488)	(2,551,622)	(2,466,300)	(2,444,230)
Other net operating expenses	(284,120)	(152,693)	(169,600)	(210,396)	(541,464)
Non-operating income	(29,833)	39,551	93,627	31,051	10,461

Classification	H1 2014	H1 2013	2013	2012	2011
Net income before income tax expense	652,317	401,175	438,550	1,393,309	2,511,794
Income tax expense	149,914	71,338	73,693	254,591	542,359
Net income from continuing operations	502,403	329,837	364,857	1,138,718	1,969,435
Net income (loss) from discontinued operations	—	29,476	29,476	253,056	—
Net income (loss)	502,403	359,313	394,333	1,391,774	1,969,435
Other comprehensive loss, net of tax	(64,196)	797	11,575	(416,469)	(365,016)
Items that will not be reclassified to profit or loss	(27,632)	6,752	6,671	(48,826)	—
Items that may be reclassified to profit or loss	(36,564)	(5,955)	4,904	(367,643)	(365,016)

Total comprehensive income (loss)	438,207	360,110	405,908	975,305	1,604,419

Earnings per share
1. earnings (losses) from continuing and discontinued operations per share
Basic	730	470	423	1,745	2,544
Diluted	730	432	405	1,659	2,385
2. earnings (losses) from continuing operations per share
Basic	730	423	374	1,382
Diluted	730	389	358	1,329

B.	External Audits of the Financial Statements of the Bank

(1)	Auditor’s Opinion on Consolidated Financial Statements

Term	Auditor	Audit Opinion	Summary of Issues
H1 2014	Deloitte Anjin LLC	Unqualified	Not applicable
2013	Deloitte Anjin LLC	Unqualified	Not applicable
2012	Deloitte Anjin LLC	Unqualified	Not applicable
2011	Deloitte Anjin LLC	Unqualified	Not applicable

(2)	Auditor’s Opinion on Separate Financial Statements

Term	Auditor	Audit Opinion	Summary of Issues
H1 2014	Deloitte Anjin LLC	Unqualified	Not applicable
2013	Deloitte Anjin LLC	Unqualified	Not applicable
2012	Deloitte Anjin LLC	Unqualified	Not applicable
2011	Deloitte Anjin LLC	Unqualified	Not applicable

CLAUSE 3. MATTERS RELATING TO THE EXTERNAL APPRAISAL

1.	Overview of the External Appraisal Organization

Name of External Appraisal Organization:	Samil PricewaterhouseCoopers

Representative Director:	Kyung-Tae Ahn

Main Office Address:	92, Hangang-daero, Yongsan-gu, Seoul

Responsible Appraiser:	(Title) Executive Director (Name) Dae-Jun Park

Appraisal Team Members:	Responsible appraiser and 12 other certified public accountants

2.	Summary of Appraisal

A.	Date of Appraisal Agreement: July 1, 2014

B.	Appraisal Period: July 1, 2014 ~ July 28, 2014

C.	Independence of the Appraisal Organization

•	Samil PricewaterhouseCoopers does not have a special relationship with the Bank or the Company as defined in Article 165-4 of the FISCMA, Article 176-5(8) of the Enforcement Decree of the FISCMA or Article 5-14 of the Regulation on Securities Issuance and Disclosure. It is also not subject to any restrictions on performing appraisals or other functions under Article 21 or Article 33 of the Certified Public Accountant Act.

CLAUSE 4. CALCULATION OF THE MERGER CONSIDERATION

(Unit: KRW)

Item	Bank	Company
Reference share price	—	12,656
– Discount or markup ratio	—	—
Average of the asset and profit values	17,076	—
– Asset value	23,924	17,076
– Profit value	12,511	—
Merger consideration / share	17,076	17,076
Merger Ratio[3]	1	1.0000000
– Relative value	—	—

1.	The reference share price of the Company, as a listed corporation, was calculated in accordance with Article 176-5 of the Enforcement Decree of the FISCMA.
2.	The average of the asset and profit values was calculated using the weighted average of the asset value and the profit value weighted by a factor of 1 and 1.5 respectively, in accordance with Articles 4 to 6 of the Enforcement Rules of the Regulation on Securities Issuance and Disclosure.
3.	In calculating the Merger Ratio, the reference share price is generally used as the merger consideration with respect to a listed corporation, except that the asset value may be used in cases where the reference share price is lower than the asset value. As the Company’s reference share price is lower than its asset value, and considering the current market conditions of financial holding companies where share prices are relatively low compared to net asset values, the asset value was used as the merger consideration with respect to the Company. In addition, as the Bank is an unlisted corporation, the reference share price of the Bank was not calculated.

CLAUSE 5. MATTERS RELATING TO APPRAISAL RIGHTS

1.	Conditions for Exercising Appraisal Rights

The Company, the sole shareholder of the Bank, has agreed that it will not be granted any appraisal rights by the Bank.

In the case of shareholders of the Company, pursuant to Article 522-3 of the KCC and Article 5(8) and Article 12(7)2 of the Act on the Structural Improvement of the Financial Industry, the shareholders listed in the shareholder register as of the record date (i.e., September 15, 2014) may dissent from the resolution of the board of directors relating to the Merger. Any shareholder dissenting from such resolution must notify the Company in writing of its intent to dissent prior to the general meeting of shareholders. Only in the event that a shareholder has provided the Company with such written notice of its intent to dissent may such shareholder exercise its appraisal rights by providing the Company with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 10 days after the date of public notice (i.e., October 11, 2014) of the resolutions adopted at the general meeting of shareholders and the exercise of appraisal rights of dissenting shareholders (i.e., by October 21, 2014). Appraisal rights may be exercised with respect to all or a portion of the shares owned by a shareholder.

Pursuant to Article 165-5(1) of the FISCMA and Article 176-7(2) of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice (i.e., July 29, 2014), (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise.

In addition, shareholders that notify the Company in writing of their intent to dissent from the resolution of the board of directors relating to the Merger may not exercise appraisal rights if such shareholders vote in favor of the Merger at the general meeting of shareholders. The Company, as a listed company, under Article 5(8) and Article 12(8) of the Act on the Structural Improvement of the Financial Industry, must purchase the shares in respect of which appraisal rights have been exercised within two months after the date on which the written statement regarding exercise of appraisal rights was received.

2.	Expected Share Purchase Price

A.	Proposed Purchase Price

Item	Description
Company’s Proposed Purchase Price for Negotiation	KRW12,422

Calculation Criteria	Purchase price determined in accordance with the method prescribed by Article 165-5 of the FISCMA and Article 176-7 of its Enforcement Decree

If Negotiation Is Not Successful	In accordance with Article 165-5 of the FISCMA, the purchase price shall be determined based on the trading price of the applicable shares on a securities market, and if the corporation or the shareholder exercising the appraisal rights contests such purchase price, it may request determination of the purchase price by a court.

ø Method of Determination of Expected Share Purchase Price (calculation date: one day prior to the resolution of the board of directors (i.e., July 27, 2014))

Item		Amount (KRW)	Calculation Period
(i)	Weighted average of the share prices for the most recent two-month period	12,247	May 28, 2014 ~ July 27, 2014
(ii)	Weighted average of the share prices for the most recent one-month period	12,305	June 28, 2014 ~ July 27, 2014
(iii)	Weighted average of the share prices for the most recent one-week period	12,714	July 21, 2014 ~ July 27, 2014
Purchase price [((i) + (ii) + (iii)) / 3]		12,422	-

The table below shows the share prices and trading volumes for the two-month period leading up to the calculation date of July 27, 2014.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
May 28, 2014	12,000	1,762,930	21,155,160,000
May 29, 2014	11,850	1,463,609	17,343,766,650
May 30, 2014	12,000	2,467,642	29,611,704,000
June 2, 2014	12,100	1,436,315	17,379,411,500
June 3, 2014	12,300	2,701,302	33,226,014,600
June 5, 2014	12,300	1,021,230	12,561,129,000
June 9, 2014	12,100	1,296,410	15,686,561,000
June 10, 2014	12,300	1,353,962	16,653,732,600
June 11, 2014	12,650	1,858,004	23,503,750,600
June 12, 2014	12,450	868,809	10,816,672,050
June 13, 2014	12,600	1,191,247	15,009,712,200
June 16, 2014	12,750	1,634,957	20,845,701,750
June 17, 2014	12,750	1,433,813	18,281,115,750
June 18, 2014	12,600	1,067,564	13,451,306,400
June 19, 2014	12,450	762,100	9,488,145,000
June 20, 2014	12,100	1,188,643	14,382,580,300
June 23, 2014	11,850	2,116,987	25,086,295,950
June 24, 2014	11,850	2,079,759	24,645,144,150
June 25, 2014	11,800	1,397,893	16,495,137,400
June 26, 2014	12,000	1,129,224	13,550,688,000
June 27, 2014	11,950	762,803	9,115,495,850
June 30, 2014	12,050	1,336,354	16,103,065,700

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
July 1, 2014	11,900	796,897	9,483,074,300
July 2, 2014	12,000	921,479	11,057,748,000
July 3, 2014	11,950	1,034,077	12,357,220,150
July 4, 2014	11,850	823,259	9,755,619,150
July 7, 2014	11,950	995,688	11,898,471,600
July 8, 2014	11,900	597,622	7,111,701,800
July 9, 2014	12,050	795,646	9,587,534,300
July 10, 2014	12,000	663,336	7,960,032,000
July 11, 2014	11,800	808,620	9,541,716,000
July 14, 2014	11,850	614,378	7,280,379,300
July 15, 2014	12,400	2,783,679	34,517,619,600
July 16, 2014	12,250	872,617	10,689,558,250
July 17, 2014	12,550	1,454,346	18,252,042,300
July 18, 2014	12,300	817,383	10,053,810,900
July 21, 2014	12,250	718,130	8,797,092,500
July 22, 2014	12,550	867,466	10,886,698,300
July 23, 2014	12,850	1,546,499	19,872,512,150
July 24, 2014	12,550	1,550,401	19,457,532,550
July 25, 2014	12,950	2,195,283	28,428,914,850

Item	Total Trading Volume	Closing Price X Trading Volume	Price (KRW)
Weighted average of the closing prices for the most recent two-month period (A)	53,188,363	651,381,568,450	12,247
Weighted average of the closing prices for the most recent one-month period (B)	22,193,160	273,092,343,700	12,305
Weighted average of the closing prices for the most recent one-week period (C)	6,877,779	87,442,750,350	12,714
Purchase price based on arithmetic mean (D)	[D = (A + B + C) / 3]		12,422

*	Source: Korea Exchange (http://www.krx.co.kr)

3.	Procedures, Method, Timeframe and Location for Exercise

A.	Procedures for Expressing Intent to Dissent

Pursuant to Article 522-3 of the KCC and Article 165-5 of the FISCMA, shareholders opposing the Merger among those registered in the shareholder register as of the record date (i.e., September 15, 2014) must notify the Company in writing of their intent to dissent from the resolution of the board of directors relating to the Merger prior to the general meeting of shareholders (Article 165-5 of the FISCMA provides that appraisal rights will be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day following the date of such public notice (i.e., July 29, 2014), (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights).

Beneficial owners that have entrusted their shares to a securities company (i.e., a financial investment business entity) must notify such securities company of their intent to dissent. In such case, the intent to dissent must be conveyed no later than three business days prior to the date of the general meeting of shareholders (i.e., October 6, 2014). A securities company must collect and convey such information to the Korea Securities Depository (the “KSD”) two business days prior to the date of the general meeting of shareholders (i.e., October 7, 2014). The KSD must notify the Company of the beneficial owners’ intent to dissent on behalf of such owners prior to the date of the general meeting of shareholders.

B.	Method of Exercising Appraisal Rights

Pursuant to Article 5(8) and Article 12(7)2 of the Act on the Structural Improvement of the Financial Industry, a shareholder that has provided written notice of its intent to dissent may exercise its appraisal rights by requesting that the Company purchase the shares owned by such shareholder in a written statement specifying the class and the number of such shares within 10 days after the date of public notice (i.e., October 11, 2014) of the resolutions adopted at the general meeting of shareholders and the exercise of appraisal rights of the dissenting shareholders (i.e., by October 21, 2014).

However, beneficial owners that have entrusted their shares to a securities company (i.e., a financial investment business entity) may exercise their appraisal rights by filing with such securities company an application to exercise the appraisal rights with respect to such entrusted shares. If a beneficial owner files such an application before two business days prior to the end of the appraisal right exercise period (i.e., by October 17, 2014), such securities company will request the exercise of the appraisal rights with respect to such shares to the KSD by the business day prior to the end of the appraisal right exercise period (i.e., by October 20, 2014), and the KSD will collect such requests to exercise appraisal rights made by securities companies and notify the Company in writing of such exercise of appraisal rights on the final day of the appraisal right exercise period (i.e., October 21, 2014).

C.	Filing Location

Company	Location	Remarks
Woori Finance Holdings Co., Ltd.	Financial Management Department 20F, Woori Bank Headquarters 51, Sogong-ro, Jung-gu Seoul, 100-792, Korea	A beneficial owner that has entrusted its shares to a securities company must file with such securities company.

D.	Exercise Period

In the event a shareholder has provided the Company with written notification of such shareholder’s intent to dissent from the resolution of the board of directors relating to the Merger prior to the general meeting of shareholders, such shareholder may exercise its appraisal rights within 10 days after the date of public notice (i.e., October 11, 2014) of the resolutions adopted at the general meeting of shareholders and the exercise of appraisal rights of the dissenting shareholders (i.e., by October 21, 2014) pursuant to Article 5(8) of the Act on the Structural Improvement of the Financial Industry.

Event	Date
Resolution of the Board of Directors	July 28, 2014
Record Date	September 15, 2014
Period for Notification of Intent to Dissent	September 29 ~ October 9, 2014
General Meeting of Shareholders	October 10, 2014
Public Notice of the Resolutions Adopted at the General Meeting of Shareholders and the Exercise of Appraisal Rights of the Dissenting Shareholders	October 11, 2014
Appraisal Right Exercise Period	October 11 ~ 21, 2014

4.	Impact of the Appraisal Rights on the Effectiveness of the Merger Agreement

The Merger Agreement may be terminated and the Merger may be cancelled if, due to the exercise of appraisal rights by shareholders of the Company dissenting to the Merger, the Company is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of the Company.

5.	Funding, Schedule, Method, etc. of Payment of the Share Purchase Price

A.	Funding of Share Purchase Price

While funding is expected to come from available funds with any deficit to be made up through the issuance of commercial paper and short-term bonds and loans from financial institutions, no specific details have been determined as of the date of this Report.

B.	Payment Method for Share Purchase Price

•	Shareholders registered in shareholder register: by transfer of funds to the registered bank accounts of such shareholders

•	Beneficial owners that have entrusted their shares to a securities company: by transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies

C.	Payment Schedule for Share Purchase Price

Pursuant to Article 5(8) and Article 12(8) of the Act on the Structural Improvement of the Financial Industry, payment of the share purchase price is expected to be made within two months after the last day of the appraisal right exercise period.

D.	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

Treasury shares acquired as a result of the exercise of appraisal rights are expected to be disposed of within three years after the acquisition of such shares in accordance with Article 165-5(4) of the FISCMA and Article 176-7(4) of its Enforcement Decree.

E.	Noteworthy Matters Relating to the Exercise of Appraisal Rights

•	Please note that matters relating to the share purchase price and the exercise of appraisal rights are subject to change as a result of the negotiation process to be conducted with the shareholders, if needed.

•	In the event appraisal rights are exercised, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a business establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, in the event appraisal rights are exercised, a securities transaction tax of 0.5% of the sale price will be applicable. Shareholders should note that in the event the corporate tax or income tax and securities transaction tax, etc. applicable to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs) as described above are not withheld by the securities company or the Company, the relevant shareholders may be directly responsible for reporting and payment of such taxes.

6.	Grounds for Non-recognition of or Limitations on Appraisal Rights

Pursuant to Article 5(8) and Article 12(7)2 of the Act on the Structural Improvement of the Financial Industry, a shareholder that has provided written notice of its intent to dissent may exercise its appraisal rights by requesting that the Company purchase the shares owned by such shareholder in a written statement specifying the class and the number of such shares within 10 days after the date of public notice of the resolutions adopted at the general meeting of shareholders and the exercise of appraisal rights of the dissenting shareholders (i.e., by October 21, 2014).

However, pursuant to Article 165-5(1) of the FISCMA and Article 176-7(2) of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day following the date of such public notice (i.e., July 29, 2014), (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe, and the exercise of appraisal rights may not be revoked after their exercise. In addition, shareholders that notify the Company in writing of their intent to dissent from the resolution of the board of directors relating to the Merger may not exercise appraisal rights if such shareholders vote in favor of the Merger at the general meeting of shareholders.

7.	Other Matters Necessary for an Investor’s Decision

A.	In accordance with applicable laws, appraisal rights will be extinguished if the Merger is not approved at the general meeting of shareholders, and the Merger Agreement will also cease to be effective.

B.	In the event appraisal rights are exercised, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., sale price less acquisition costs and transaction costs), and a securities transaction tax of 0.5% of the sales price may be applicable. In the event such amounts are not withheld by the relevant securities company or the Company, the relevant shareholders may be directly responsible for reporting and payment of such amounts.

C.	If, due to the exercise of appraisal rights by the Company’s shareholders dissenting to the Merger, the Company is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of the Company’s issued and outstanding shares, the Merger may be cancelled due to termination of the Merger Agreement.

CLAUSE 6. RELATIONSHIP OF THE PARTIES

1.	Affiliates and Subsidiaries

The Bank is a subsidiary of the Company. The Company owns 100% of the Bank’s equity as of the date of this report.

2.	Directors and Executive Officers with Concurrent Offices

As of the date of this report, the directors and executive officers who hold concurrent offices at the Company and the Bank are as below.

(As of the date of this Report)

Name	Company	Bank
Soon-Woo Lee	Chairman	President
Dong-Gun Lee	Executive Vice President*	Deputy President
Sang-Keun Oh	Outside Director	Outside Director
Kang-Shik Choi	Outside Director	Outside Director
Min Chang	Outside Director	Outside Director
Seong-Yeal Lim	Outside Director	Outside Director
*	Non-registered executive officer

3.	Major Shareholders and Specially Related Persons Among the Parties

The Company as the parent company owns 100% of the outstanding shares of the Bank, and therefore, major shareholders and specially related persons of the Company constitute specially related persons of the Bank.

4.	Other Relationships including Competitive or Complementary Relationships

The Bank is a wholly-owned subsidiary of the Company, and the relationship of the parties is that of a subsidiary and its financial holding company.

CLAUSE 7. OTHER MATTERS RELATING TO PROTECTION OF INVESTORS

1.	Risk Factors that May Impede the Consummation of the Merger and Related Countermeasures

A.	Regulatory Approvals Under Relevant Laws and Regulations

As a merger between a financial holding company and a bank, the Merger requires regulatory approvals under the relevant laws and regulations applicable to the financial industry, including an approval for merger from the Financial Services Commission (the “FSC”), under the Act on the Structural Improvement of the Financial Industry and in the event such regulatory approvals cannot be obtained, the Merger may not be consummated.

B.	Termination Provisions of the Merger Agreement

The Merger Agreement may be terminated before consummation of the Merger pursuant to the following provisions of the Merger Agreement (Article 14 of the Merger Agreement).

The Merger Agreement

Article 14 (Termination)

(1)	The parties may terminate this Agreement by written agreement at any time before the Merger Date.

(2)	Upon the occurrence of any of the following events before the Merger Date, a party may immediately terminate this Agreement by written notice to the other party:

1)	If, during the period from the date of this Agreement to the Merger Date, a material adverse change or unforeseeable material defect in the assets, liabilities or management condition of Woori Bank or Woori Finance Holdings as a result of an act of God or other cause has occurred;

2)	If the other party has defaulted on or breached this Agreement and has failed to cure such default or breach within fifteen (15) days after receipt of the non-defaulting party’s notice requesting such default or breach to be cured;

3)	If, due to the exercise of appraisal rights by shareholders of Woori Finance Holdings dissenting to the Merger, Woori Finance Holdings is required to pay a share purchase price for an aggregate number of shares held by such shareholders that is greater than 15% of the total number of issued and outstanding shares of Woori Finance Holdings;

4)	If the preliminary examination approval for listing on the Korea Exchange after the Merger has not been obtained by the Merger Date;

5)	If it is evident that the Merger Approval would not be obtained within six (6) months after the date of this Agreement, including where a Merger Approval has not been obtained prior to the Merger Date despite such Merger Approval having been applied for; and

6)	If it becomes impossible to accomplish the Merger due to a change in the relevant laws, etc.

(3)	In the event of termination of this Agreement pursuant to Paragraph (2) above, neither party may request the other party to indemnify it for any damages, except for termination due to the cause set forth in Paragraph (2)2) above.

1.	With respect to the termination event set forth in Clause 5) of Paragraph (2) above (“If it is evident that the Merger Approval would not be obtained within six (6) months after the date of this Agreement, including where a Merger Approval has not been obtained prior to the Merger Date despite such Merger Approval having been applied for”), the reference to “Merger Approval” is to the FSC’s approval for merger of a financial institution under Article 4(1) of the Act on the Structural Improvement of the Financial Industry.

2.	Potential Listing or Delisting of the Allotted New Shares

The surviving entity in the Merger, the Bank, is an unlisted corporation as of the date of this Report and plans to become newly listed after the Merger.

3.	Agreements for Put Options, Call Options, Put Back Options, etc. with the Other Party or a Third Party in Relation to the Merger

Not applicable

CLAUSE	8. OTHER INFORMATION NECESSARY FOR AN INVESTMENT DECISION

1.	Public Disclosure of the Merger Agreement

Pursuant to Article 522-2(1) of the KCC and Article 5(4) of the Act on the Structural Improvement of the Financial Industry, the following documents will be available at the headquarters of the Company from one week prior to the general meeting of the shareholders to approve the Merger (i.e., October 3, 2014) until six months after the date of the Merger (i.e., April 30, 2015).

(i)	Merger Agreement

(ii)	Written statement of grounds for the allotment of new shares to be issued to the shareholders of the non-surviving entity

(iii)	Each party’s latest balance sheet and income statement

Any shareholder or creditor of the Company may, at any time during business hours, inspect the documents above and request duplication of such documents or an extract thereof, upon payment of fees as determined by the Company.

2.	Public Disclosure and Distribution of the Prospectus

A.	Public Disclosure of the Prospectus

The Bank plans to prepare a prospectus and publicly disclose it on the Financial Supervisory Service e-Disclosure System (http://dart.fss.or.kr) after the FSC declares effective the securities registration statement, in accordance with Article 123 of the FISCMA. In addition, the prospectus will be available for inspection by shareholders of the Bank and the Company at the headquarters of the Bank and the FSC.

B.	Distribution of the Prospectus

It is expected that shareholders of the Company who will receive registered common shares of the Bank as the surviving entity after the Merger (excluding professional investors set forth in Article 9(5) of the FISCMA and persons exempt from the prospectus delivery requirement pursuant to Article 132 of the Enforcement Decree of the FISCMA) will receive the prospectus prior to the date of the Company’s extraordinary general meeting of shareholders to approve the Merger (i.e., October 10, 2014), pursuant to Article 124 of the FISCMA.

a.	Recipients and Distribution Method of the Prospectus

•	Persons Entitled to Receive the Prospectus: Shareholders of the Company registered in its shareholder register as of the record date (i.e., September 15, 2014) for the extraordinary general meeting of shareholders to approve the Merger

•	Delivery Method: By registered mail to the registered addresses in the shareholder register

b.	Miscellaneous Information

•	If a shareholder of the Company who will receive registered common shares of the Bank as the surviving entity after the Merger is not able to receive the prospectus delivered by registered mail, such shareholder should receive the prospectus as an electronic document pursuant to Article 124 and Article 436 of the FISCMA or indicate in writing its intent to forego receipt of the prospectus.

•	For further information about receiving the prospectus, please contact the Company or the Bank.

•	The Bank will publicly disclose the prospectus on the Financial Supervisory Service e-Disclosure System (http://dart.fss.or.kr) as stated above for the benefit of shareholders not able to receive the prospectus due to delivery failure or other reasons, and will make the prospectus available at the headquarters of the Bank, the FSC and the Korea Exchange, so that investors may freely inspect the prospectus. In addition, the prospectus will be available and distributed at the Company’s extraordinary general meeting of shareholders for approval of the Merger (expected to be held on October 10, 2014).

ø Relevant Laws and Regulations

FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT

Article 9 (Other Definitions)

(5) The term “professional investor” in this Act means an investor who has an ability to take risks accompanying the investment in light of the expertise that it possesses in connection with financial investment instruments, the scale of assets owned by it, etc., and who falls under any of the following subparagraphs: Provided, That a financial investment business entity shall give consent to a professional investor prescribed by Presidential Decree when the investor notifies the financial investment business entity in writing of its willingness to be treated as an ordinary investor, unless there is a justifiable ground otherwise, and such investor shall be treated as an ordinary investor when the financial investment business entity gives such consent:

1. State;

2. The Bank of Korea;

3. Financial institutions specified by Presidential Decree;

4. Stock-listed corporations: Provided, That trading over-the-counter derivatives with a financial investment business entity shall be limited to cases where an investor notifies the financial investment business entity in writing of its willingness to be treated as a professional investor; and

5. Other persons specified by Presidential Decree.

Article 123 (Preparation and Disclosure of Investment Prospectus)

(1) When an issuer publicly offers or sells securities in accordance with Article 119, the issuer shall file an investment prospectus (hereinafter referred to as “investment prospectus”), prepared in accordance with the manner prescribed by Presidential Decree, with the Financial Services Commission on the day on which the relevant registration statement becomes effective (or the day on which the supplements to a universal shelf registration statement are filed, in cases where the supplements to the universal shelf registration statement shall be filed in accordance with Article 119(2)) and keep it at a place specified by Ordinance of the Prime Minister to make it available to the public for inspection.

(2) No investment prospectus shall contain any description different from the one described in the relevant registration statement (including any supplements to a universal shelf registration statement under Article 119(2); hereafter the same shall apply in this Chapter) or omit any description stated therein: Provided, That a description may be omitted, if it is necessary to omit the description in consideration of the balance between confidentiality in corporate management, etc. and protection of investors, etc., as prescribed further by Presidential Decree.

(3) An issuer of the collective investment securities specified by Presidential Decree shall file an additional investment prospectus separately from the one under paragraph (1) in accordance with the following subparagraphs, with the Financial Services Commission, and shall keep it at a place specified by Ordinance of the Prime Minister to make it available to the public for inspection: Provided, That such filing, keeping, and disclosure may be omitted, if offering or selling such collective investment securities is discontinued:

1. A revised investment prospectus shall be filed at least once after the investment prospectus under paragraph (1) is filed within an interval prescribed by Ordinance of the Prime Minister; and

2. In cases where an amendment to registration is filed in accordance with Article 182(8), an investment prospectus in which such amendment is reflected shall be filed within five days after a notice of amended registration is delivered.

Article 124 (Fair Use of Investment Prospectus)

(1) No one shall allow any other person to acquire securities or sell securities to any other person, unless an investment prospectus prepared in conformity with Article 123 is delivered to the person (excluding professional investors and those specified by Presidential Decree) who intends to acquire the securities after the relevant registration statement becomes effective. In such cases, it shall be deemed that the investment prospectus is delivered at the time the following requirements are fully satisfied, if the investment prospectus is delivered by means of an electronic document under Article 436:

1. The person to whom the electronic document is addressed (hereinafter referred to as “addressee of the electronic document”) shall consent to the delivery of the investment prospectus by means of an electronic document;

2. The addressee of the electronic document shall designate the kind of an electronic transmission medium and place for receiving the electronic document;

3. The addressee of the electronic document shall confirm his/her receipt of the electronic document; and

4. The contents of the electronic document shall be identical with those of the investment prospectus in writing.

Article 436 (Electronic Reporting)

(1) A statement, report, or other document or material may be submitted electronically, when it is submitted to the Financial Services Commission, the Securities and Futures Commission, the Governor of the Financial Supervisory Service, the Association, or the Depositary in compliance with this Act.

(2) The method and procedure for electronic reporting, etc. under paragraph (1) and other necessary matters shall be prescribed by Presidential Decree.

ENFORCEMENT DECREE OF THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT

Article 132 (Persons Exempt from Issuing Investment Prospectus)

The term “those specified by Presidential Decree” in the former part of the main body of Article 124(1) of the Act means persons falling under any of the following subparagraphs:

1. Persons falling under any provision of Article 11(1)1(c) through (f) and items of Article 11(1)2;

2. Persons who expressed their intent to refuse to receive an investment prospectus in writing, by phone, cable, facsimile, e-mails or similar telecommunications, or other methods prescribed and publicly notified by the Financial Services Commission;

Article 385 (Reporting by Electronic Document)

(1) A person who files a registration statement, a report, or any other document or data (hereinafter referred to as the “registration statement, etc.”) with the Financial Services Commission, the Securities and Futures Commission, the Governor of the Financial Supervisory Service, the Exchange, the Association, or the Korea Securities Depository in accordance with the Act, this Decree, or any other Acts and subordinate statutes may file it by electronic document (referring to standardized data prepared in an electronic format with a device capable of processing information, such as a computer, and transmitted, received, or stored in the form of a document; hereinafter the same shall apply) through an information communications network under the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

(2) The standard form, method, procedure, etc. necessary for submitting a registration statement, etc. by electronic document shall be prescribed and publicly notified by the Financial Services Commission. In such cases, the Financial Services Commission may, if a registration report, etc. is also submitted to the Exchange, the Association, or the Korea Securities Depository, hear opinions of the relevant institution when it establishes or amends the standard form, method, procedure, etc. for the registration report, etc.

(3) Matters concerning registration statements, etc. submitted in accordance with any regulations related to business affairs of the Exchange, the Association, or the Korea Securities Depository may be prescribed by the relevant institution, notwithstanding the former part of paragraph (2).

(4) Matters concerning electronic documents, such as the effectiveness and time of delivery, in cases where a person files a registration statement, etc. by electronic document, shall be governed by the provisions of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

3.	Pro Forma Statement of Financial Position After the Merger

(Unit: KRW1,000,000)

	Before the Merger		Pro Forma after the Merger
Line Item	Company	Bank
ASSETS
Cash and cash equivalents	1,890,348	4,310,099	4,310,099
Financial assets at fair value through profit or loss	—	3,446,905	3,446,905
Available-for-sale financial assets	4	15,843,744	15,843,748
Held-to-maturity financial assets	—	13,281,854	13,281,854
Loans and receivables	217,510	202,802,817	202,816,909
Investments in joint ventures and associates	13,831,963	2,171,086	3,154,974
Other assets	9,919	3,148,689	3,157,325

Total assets	15,949,744	245,005,194	246,011,814

LIABILITIES
Financial liabilities at fair value through profit or loss	—	2,671,351	2,671,351
Deposits due to customers	—	175,666,909	173,771,753
Borrowings	—	14,296,309	14,296,309
Debentures	3,545,001	17,164,186	20,709,187
Other liabilities	226,693	17,244,771	17,271,571

Total liabilities	3,771,694	227,043,526	228,720,171

EQUITY
Capital stock	3,381,392	2,983,452	3,381,392
Other equity	8,796,658	14,978,216	13,910,251

Total equity	12,178,050	17,961,668	17,291,643

Total liabilities and equity	15,949,744	245,005,194	246,011,814

1.	The above pro forma separate statement of financial position of the Bank after the Merger is based on the separate statements of financial position of the Bank and the Company as of June 30, 2014 and may differ from the statement of financial position as of the actual date of the Merger.
2.	The standards used in preparing the statement of financial position after consummation of the Merger may change to standards that more appropriately reflect the financial condition of the surviving company. In addition, the above pro forma statement of financial position after the Merger has not been audited or reviewed by the Bank’s external auditor and is subject to change based on such external auditor’s audit or review.